SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K/A
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
February 19, 2025
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

EXPLANATORY NOTE

Koninklijke Philips N.V. (the “Company”) hereby furnishes this Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) solely to correct a technical error in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on February 19, 2025 (the “Original Form 6-K”). The spacing and display of certain numerical figures and hyperlinks included in the Original Form 6-K has been corrected in this Form 6-K/A.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

This report comprises a copy of the following report:
“Philips’ Fourth Quarter Results 2024”, dated February 19, 2025.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 19th day of February 2025.
KONINKLIJKE PHILIPS N.V.
/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report
Q4 2024

Philips delivers growth, improved profitability, and strong cash flow in Q4 and 2024;
continues solid execution of its three-year plan

Amsterdam, February 19, 2025
Full Year and Q4 Group performance highlights
•Sales of EUR 18.0 billion in 2024, comparable sales growth 1%; EUR 5.0 billion in Q4, comparable sales growth 1%, despite double-digit decline in China
•Comparable order intake increased 1% in 2024; up 2% in Q4, despite double-digit decline in China
•Income from operations was EUR 529 million in 2024; EUR 199 million in Q4
•Adjusted EBITA margin increased 90 basis points to 11.5% of sales in 2024; up 60 basis points to 13.5% in Q4
•Net cash flow from operating activities was EUR 1,569 million in 2024; EUR 1,459 million in Q4
•Free cash flow was EUR 906 million in 2024; EUR 1,285 million in Q4
•Finalized Philips Respironics recall-related medical monitoring and personal injury settlements in US
•Proposed dividend maintained at EUR 0.85 per share, in shares or cash
•Increased productivity savings target for 2023-2025 from EUR 2 billion to EUR 2.5 billion, EUR 800 million in 2025
•Outlook for 2025 published

Roy Jakobs, CEO of Royal Philips:
“We delivered better care for more people by enhancing execution and focusing on driving improvements in profitability and cash flow, as well as order and sales growth. We strengthened our fundamentals and resolved significant US litigation relating to the Respironics recall.
Despite double-digit declines in demand in both consumer and health systems in China, we returned to positive order growth and continued to drive margin expansion and cash-flow generation. With our strong balance sheet we are pleased to offer shareholders the option to receive the dividend in shares or cash.
Within a persistently challenging macro environment, our focus remains on executing our value creation plan, bringing industry-leading innovations to the market and driving a simplified, more agile operating model. We strengthened our team and culture of impact with care, with patient safety and quality as our number one priority.
Looking ahead, we remain confident in our long-term plan and will continue to work closely with customers as we build on our strong innovation pipeline and focus on execution excellence to drive profitable growth."

Quarterly Report 2024 - Q4	1

Group and segment performance
Comparable order intake increased 2% in the quarter, with strong performance in the North America and Growth geographies, partly offset by a double-digit decline in demand in China. Group comparable sales increased 1% in the quarter, with solid growth of 5% in the rest of the world, largely offset by a double-digit decline in China, where market conditions are expected to remain uncertain.
Adjusted EBITA increased 60 basis points to 13.5% in Q4, driven by operational improvements and productivity measures. Free cash flow increased to EUR 1.3 billion in the quarter, driven by Respironics insurance proceeds, partly offset by phasing in working capital.
For the full year, comparable order intake and sales increased 1%, up 4% excluding China. Adjusted EBITA increased 90 basis points to 11.5% and free cash flow was EUR 0.9 billion.
Diagnosis & Treatment comparable sales decreased 1% in Q4, due to a double-digit decline in China, offsetting solid growth elsewhere. Adjusted EBITA margin was 12.1% in Q4, driven by productivity, mix and pricing. For the full year, the Diagnosis & Treatment businesses recorded 1% comparable sales growth, on the back of 11% growth in 2023, and an Adjusted EBITA margin of 11.6%.
Connected Care comparable sales increased 7% in Q4, on the back of a low comparison base. Adjusted EBITA margin was 15.0% in Q4, in line with last year. For the full year, the Connected Care businesses recorded a 2% comparable sales increase and an Adjusted EBITA margin of 9.6%.
Personal Health comparable sales decreased 2% in Q4 due to a double-digit decline in China, more than offsetting a strong performance elsewhere. Adjusted EBITA margin was 18.0% in Q4, including lower sales in China. For the full year, Personal Health comparable sales decreased 1% and the Adjusted EBITA margin was 16.7%.
Innovation highlights
•FDA clearance of the Philips CT 5300, featuring AI-based reconstruction software to reduce radiation dose and improve image quality, and of the Philips Spectral CT 7500 RT, enabling personalized radiation therapy planning.
•Expansion of Philips' strategic collaboration with Amazon Web Services to offer an integrated diagnostics portfolio in the cloud, such as AI advanced visualization solutions that unify diagnostic workflows, improve access to critical insights, and drive better outcomes across clinical specialties, including radiology, digital pathology and cardiology.
•Philips and Mayo Clinic will collaborate using their proprietary AI technologies to target breakthroughs in ease-of-use and efficiency to bring high-quality diagnostic MRI and better care to patients with heart disease. Philips also announced partnerships with Hôpital Fondation Rothschild in Paris for imaging platforms and health informatics and with Erasmus Medical Center in Rotterdam for ultrasound solutions and services.
•Together with its clinical partners, Philips continues to advance minimally invasive procedures to treat patients based on new technologies and methods, enrolling the first patients in the THOR clinical trial, which integrates two critical peripheral artery disease treatments into a single device. Achieving a significant milestone in the WE-TRUST clinical trial, Philips has now included one-third of the targeted 564 patients to evaluate how a new imaging method could impact workflow and improve outcomes for stroke patients.
•Philips renewed its mid-range Sonicare electric toothbrushes, Series 5000-7000, in Europe and launched new localized products in China, including the On-The-Go Compact Shaver, which earned a top ranking for new product sales from leading online retailer JD.com.
•Peer-reviewed life cycle assessment results were published in the leading sector publication Radiology, following close collaboration between the Vanderbilt University Medical Center radiology department and Philips. The analysis underscores the importance of joining forces to tackle significant operational and sustainability challenges, such as reducing the cost of care and reducing carbon footprint.
Leadership and culture
Philips is strengthening its culture of impact with care, acting with integrity with patient safety and quality as the number one priority. Philips continues to simplify its operating model, with end-to-end Businesses holding single accountability, supported by leaner central Functions and strong customer-facing organizations in the Regions and countries.

Since the start of the three-year plan, 75% of executive hires across the company have come from a health technology background. Recent appointments to the Executive Committee include leaders for Precision Diagnosis, International Region, and Greater China Region, plus a new Chief Financial Officer on the Board of Management.

Productivity
Productivity initiatives are ahead of plan and delivered savings of EUR 163 million in Q4: operating model savings of EUR 47 million, procurement savings of EUR 56 million, and other programs savings of EUR 59 million. Since 2023, productivity initiatives have delivered savings of more than EUR 1.7 billion.
Philips is raising its productivity savings target for the 2023-2025 period from EUR 2 billion to EUR 2.5 billion, driven by cost efficiencies and further simplification of its operating model, with EUR 800 million to be delivered in 2025.

Quarterly Report 2024 - Q4	2

Outlook
Philips remains focused on successfully executing its three-year plan to drive operational improvements and create value with sustainable impact, within a challenging macro environment. For 2025, Philips expects:
•1%-3% comparable sales growth, including a mid- to high-single-digit decline in China
•Adjusted EBITA margin increasing 30-80 bps to 11.8%-12.3%
•Free cash flow before payment of the USD 1.1 billion cash-out relating to the US medical monitoring and personal injury settlements will be at the lower end of the range of EUR 1.4 billion to EUR 1.6 billion. Net of this cash-out, free cash flow will be EUR 0.4 billion to EUR 0.6 billion.
We anticipate comparable sales growth to be back-end-loaded in the year, with a mid-single-digit decline in Q1 mainly due to lower demand in China and royalties phasing, with correspondingly lower Adjusted EBITA margin.

The outlook includes the impact of the recently announced US-China tariffs. It excludes ongoing Philips Respironics-related legal proceedings, including the investigation by the US Department of Justice.
Respironics Recall
In December 2024, Philips Respironics obtained final approval for the recall-related medical monitoring settlement, and in February 2025, the personal injury settlement became final following a successful registration process. The aggregate amount of the settlements is USD 1.1 billion; payment is expected in the first half of 2025.
Capital allocation
Philips intends to submit to the 2025 Annual General Meeting of Shareholders a proposal to declare a dividend of EUR 0.85 per common share, in shares or cash at the option of the shareholder, with a maximum of 50% of the total dividend distribution to all shareholders being available for payment in cash. If more than 50% of the total dividend is requested by the shareholders to be paid out in cash, those shareholders who have chosen to receive their dividend in cash will receive their cash dividend on a pro-rata basis, the remainder being paid out in shares.
Conference call and video webcast
Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 9:00 am CET today to discuss the full year 2024 results. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.
About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home.
Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2024 sales of EUR 18 billion and employs approximately 67,800 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Quarterly Report 2024 - Q4	3

Fourth quarter highlights
Philips performance
Key data in millions of EUR unless otherwise stated*

	Q4 2023	Q4 2024
Sales	5,062	5,044
Nominal sales growth	(7%)	0%
Comparable sales growth¹	(1%)	1%
Comparable order intake² ³	(4%)	2%
Income from operations	24	199
as a % of sales	–%	4%
Financial income (expenses), net	(92)	(75)
Investments in associates, net of income taxes	(26)	(9)
Income tax (expense) benefit	132	(449)
Income from continuing operations	38	(333)
Net income	38	(333)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders³ (in EUR) - diluted	0.04	(0.36)
Adjusted income from continuing operations attributable to shareholders⁴ (in EUR) - diluted¹	0.40	0.51
Net income attributable to shareholders⁴ (in EUR) - diluted	0.04	(0.36)
EBITA¹	106	393
as a % of sales	2.1%	7.8%
Adjusted EBITA¹	653	679
as a % of sales	12.9%	13.5%
Adjusted EBITDA¹	896	905
as a % of sales	17.7%	17.9%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information.
3Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 13.6, Other Key Performance indicators, of the Annual Report 2023.
4Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023

•Comparable sales increased by 1%, including a double-digit decline in China. Growth was driven by Connected Care while the Diagnosis & Treatment and Personal Health segments showed a decline, mainly due to lower demand from consumers and health systems in China.
•Income from operations increased to EUR 199 million, mainly driven by higher gross margin, operational improvements, lower Respironics consent decree charges and field action running costs, partly offset by higher impairment charges in relation to intangible assets.
•Adjusted EBITA increased to EUR 679 million and the margin improved to 13.5%, mainly driven by operational improvements and productivity measures.
•Restructuring, acquisition-related and other items amounted to EUR 286 million, compared with EUR 548 million in Q4 2023. Q4 2024 includes EUR 118 million restructuring and acquisition-related charges, EUR 92 million related to quality actions, EUR 48 million Respironics consent decree charges, and EUR 26 million Respironics field-action running costs.
•Income tax expense increased by EUR 581 million year-on-year, due to de-recognition of deferred tax assets in the US and higher income before tax in Q4 2024, as well as the recognition of historical tax credits in Q4 2023.
•Net income decreased, mainly due to higher tax expenses, partly offset by higher gross margin and lower restructuring, acquisition-related charges and other items.

*     Amounts may not add up due to rounding

Quarterly Report 2024 - Q4	4

Sales per geographic area1 in millions of EUR unless otherwise stated*

			% change
	Q4 2023	Q4 2024	nominal	comparable²
Western Europe	1,163	1,223	5%	6%
North America	2,004	2,092	4%	6%
Other mature geographies	408	427	5%	6%
Mature geographies	3,575	3,742	5%	6%
Growth geographies	1,486	1,302	(12%)	(9%)
Philips Group	5,062	5,044	0%	1%
1Sales per geographic area is reported based on country of destination.
2Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales in Mature geographies showed mid-single-digit growth with strong contributions from all Regions. Growth geographies decreased by 9% as a result of the double-digit decline in China, partly offset by an increase in other Growth geographies.

Cash and cash equivalents balance in millions of EUR

	Q4 2023	Q4 2024
Beginning cash balance	1,155	1,512
Free cash flow¹	1,128	1,285
Net cash flows from operating activities	1,310	1,459
Net capital expenditures	(182)	(174)
Other cash flows from investing activities	64	75
Treasury shares transactions	(408)	(143)
Changes in debt	(57)	(396)
Other cash flow items	(32)	65
Net cash flows from discontinued operations	20	4
Ending cash balance	1,869	2,401
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Net cash flows from operating activities increased, mainly driven by the EUR 367 million Respironics insurance proceeds, partly offset by lower working capital inflows.
•Treasury shares transactions includes share repurchases to cover obligations arising from long-term incentive plans.
•Changes in debt in Q4 2024 mainly included a EUR 346 million bond redemption.
•Other cash flow items reflects the foreign currency impact on the cash balance.

Composition of net debt to group equity1 in millions of EUR unless otherwise stated

	September 30, 2024	December 31, 2024
Long-term debt	7,110	7,113
Short-term debt	923	526
Total debt	8,032	7,639
Cash and cash equivalents	1,512	2,401
Net debt	6,520	5,238
Shareholders’ equity	11,437	12,006
Non-controlling interests	33	37
Group equity	11,470	12,043
Net debt : group equity ratio¹	36:64	30:70
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
*     Amounts may not add up due to rounding

Quarterly Report 2024 - Q4	5

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated

	Q4 2023	Q4 2024
Sales	2,498	2,440
Sales growth
Nominal sales growth	(2%)	(2%)
Comparable sales growth¹	5%	(1%)
Income from operations	134	3
as a % of sales	5.4%	0.1%
EBITA¹	166	159
as a % of sales	6.6%	6.5%
Adjusted EBITA¹	262	295
as a % of sales	10.5%	12.1%
Adjusted EBITDA¹	311	349
as a % of sales	12.4%	14.3%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales decreased by 1%, mainly due to a double-digit decline in China, offsetting solid growth elsewhere. Growth in Image Guided Therapy was offset by a decline in Precision Diagnosis.
•Mature geographies showed mid-single-digit growth, driven by North America and Western Europe. Growth geographies decreased mainly due to the decline in China.
•Income from operations was impacted by the impairment of intangible assets amounting to EUR 132 million in Q4 2024.
•Adjusted EBITA increased to EUR 295 million and the margin improved to 12.1%, mainly driven by productivity, mix and pricing.
•Restructuring, acquisition-related and other items amounted to EUR 136 million, compared with EUR 96 million in Q4 2023. Q4 2024 includes EUR 97 million restructuring and acquisition-related charges and EUR 39 million related to quality actions.

Connected Care
Key data in millions of EUR unless otherwise stated

	Q4 2023	Q4 2024
Sales	1,353	1,426
Sales growth
Nominal sales growth	(17%)	5%
Comparable sales growth¹	(11%)	7%
Income from operations	(332)	58
as a % of sales	(24.5%)	4.1%
EBITA¹	(287)	88
as a % of sales	(21.2%)	6.2%
Adjusted EBITA¹	203	214
as a % of sales	15.0%	15.0%
Adjusted EBITDA¹	275	276
as a % of sales	20.3%	19.3%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales increased by 7%, on the back of a low comparison base due to the impact of a provision against sales taken in Q4 2023 related to the Respironics recall remediation.
•Mature geographies showed high-single-digit growth. Growth geographies showed a low-single-digit decline.
•Adjusted EBITA increased to EUR 214 million and the margin was in line with last year.
•Restructuring, acquisition-related and other items amounted to EUR 126 million, compared with EUR 490 million in Q4 2023. Q4 2024 includes EUR 53 million related to quality actions, EUR 48 million Respironics consent decree charges and EUR 26 million Respironics field-action running costs.

Quarterly Report 2024 - Q4	6

Personal Health
Key data in millions of EUR unless otherwise stated

	Q4 2023	Q4 2024
Sales	1,069	1,027
Sales growth
Nominal sales growth	1%	(4%)
Comparable sales growth¹	7%	(2%)
Income from operations	208	176
as a % of sales	19.5%	17.1%
EBITA¹	211	180
as a % of sales	19.7%	17.5%
Adjusted EBITA¹	213	185
as a % of sales	19.9%	18.0%
Adjusted EBITDA¹	243	211
as a % of sales	22.7%	20.5%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales decreased by 2%, mainly due to the double-digit decline in China as a result of subdued consumer sentiment.
•Adjusted EBITA decreased to EUR 185 million and the margin decreased to 18.0%, mainly due to lower sales in China.
•Restructuring, acquisition-related and other items amounted to EUR 5 million in Q4 2024.

Other
Key data in millions of EUR

	Q4 2023	Q4 2024
Sales	141	151
Income from operations	13	(38)
EBITA¹	15	(34)
Adjusted EBITA¹ of:	(25)	(15)
IP Royalties	67	78
Innovation	(35)	(32)
Central costs	(69)	(63)
Other	11	1
Adjusted EBITDA¹	67	69
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Sales increased by EUR 10 million, mainly driven by higher royalty income.
•Adjusted EBITA improved by EUR 10 million, mainly driven by higher royalty income.
•Restructuring, acquisition-related and other items amounted to EUR 19 million, compared with EUR 40 million in Q4 2023.

Quarterly Report 2024 - Q4	7

Proposed dividend distribution
A proposal will be submitted to the Annual General Meeting of Shareholders, to be held on May 8, 2025, to declare a distribution of EUR 0.85 per common share, in shares or cash at the option of the shareholder, against retained earnings.
If the above dividend proposal is adopted, the shares will be traded ex-dividend at the Euronext Amsterdam as of May 12, 2025, and at the New York Stock Exchange as of May 13, 2025. In compliance with the listing requirements of Euronext Amsterdam and the New York Stock Exchange, the dividend record date will be May 13, 2025.
Shareholders will be given the opportunity to make their choice between shares and cash between May 14 and June 2, 2025, for shares traded at the New York Stock Exchange, and between May 14 and June 3, 2025, for shares traded at Euronext Amsterdam. If no choice is made during this election period, the dividend will be distributed in shares.
Of the total dividend distribution to all shareholders (up to EUR 786 million), a maximum of 50% will be available for payment in cash. If shareholders in total elect to receive an aggregate amount of cash dividend that exceeds the maximum percentage of the total dividend amount, those shareholders who elected to receive their dividend in cash will receive their cash dividend on a pro-rata basis, the remainder being distributed in shares.
The number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on May 30, June 2 and June 3, 2025. The company will calculate the number of share dividend rights entitled to one new common share (the ratio), such that the gross dividend in shares will be approximately equal to EUR 0.85. The ratio and the number of shares to be issued will be announced on June 5, 2025. Delivery of new common shares and payment of the dividend, with settlement of fractions in cash, if required, will take place from June 6, 2025.
Further details will be given in the agenda with explanatory notes for the 2025 Annual General Meeting of Shareholders. All dates mentioned remain provisional until then.

Quarterly Report 2024 - Q4	8

Full-year highlights
Philips performance
Key data in millions of EUR unless otherwise stated

	January to December
	2023	2024
Sales	18,169	18,021
Nominal sales growth	2%	(1%)
Comparable sales growth¹	6%	1%
Comparable order intake² ³	(6%)	1%
Income from operations	(115)	529
as a % of sales	(1%)	3%
Financial income (expenses), net	(314)	(282)
Investments in associates, net of income taxes	(98)	(124)
Income tax (expense) benefit	73	(963)
Income from continuing operations	(454)	(840)
Discontinued operations, net of income taxes	(10)	142
Net income	(463)	(698)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders⁴ (in EUR) - diluted	(0.48)	(0.90)
Adjusted income from continuing operations attributable to shareholders⁴ (in EUR) - diluted¹	1.21	1.39
Net income attributable to shareholders⁴ (in EUR) - diluted	(0.49)	(0.75)
EBITA¹	183	921
as a % of sales	1.0%	5.1%
Adjusted EBITA¹	1,921	2,077
as a % of sales	10.6%	11.5%
Adjusted EBITDA¹	2,845	2,982
as a % of sales	15.7%	16.5%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information.
3Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 13.6, Other Key Performance indicators, of the Annual Report 2023.
4Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

•Comparable sales increased by 1% on the back of mid-single-digit growth in 2023. A double-digit decline in China due to the lower demand from consumers and health systems was more than offset by the solid growth in the rest of the world.
•Income from operations increased by EUR 644 million, mainly driven by higher gross margin, and lower charges in restructuring, acquisition-related and other items, partially offset by higher impairment charges.
•Adjusted EBITA increased to EUR 2,077 million and the margin improved to 11.5%, mainly driven by operational improvements and productivity measures.
•Restructuring, acquisition-related and other items amounted to EUR 1,156 million, compared with EUR 1,738 million in 2023. 2024 includes EUR 984 million for the Respironics litigation provision, EUR 326 million restructuring and acquisition-related charges, EUR 133 million Respironics field-action running costs, EUR 123 million related to quality actions, and EUR 113 million Respironics consent decree charges, partially offset by EUR 538 million Respironics insurance income related to the product liability claims.
•Investments in associates includes share of results of associates and impairments, and it decreased by EUR 26 million, mainly due to higher impairment losses.
•Income tax expense increased by EUR 1,036 million year-on-year, mainly due to de-recognition of deferred tax assets in the US and higher income before tax in 2024, as well as the recognition of historical tax credits in 2023.
•Net income decreased in comparison with 2023, mainly due to higher tax expenses, partly offset by higher gross margin and lower restructuring, acquisition-related and other items.

Sales per geographic area1 in millions of EUR unless otherwise stated

			% change
	2023	2024	nominal	comparable²
Western Europe	3,819	3,978	4%	5%
North America	7,562	7,655	1%	2%
Other mature geographies	1,626	1,526	(6%)	(1%)
Mature geographies	13,007	13,159	1%	2%
Growth geographies	5,162	4,863	(6%)	(2%)
Philips Group	18,169	18,021	(1%)	1%
1Sales per geographic area is reported based on country of destination.
2Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales in Mature geographies showed low-single-digit growth, mainly driven by Western Europe and North America, partly offset by Other mature geographies. Growth geographies decreased by 2% as a result of the decline in China, partly offset by an increase in other Growth geographies.

Quarterly Report 2024 - Q4	9

Cash and cash equivalents balance in millions of EUR

	January to December
	2023	2024
Beginning cash balance	1,172	1,869
Free cash flow¹	1,582	906
Net cash flows from operating activities	2,136	1,569
Net capital expenditures	(554)	(663)
Other cash flows from investing activities	(82)	90
Treasury shares transactions	(662)	(410)
Changes in debt	(181)	(83)
Dividend paid to shareholders	(2)	(1)
Other cash flow items	(81)	43
Net cash flows from discontinued operations	123	(13)
Ending cash balance	1,869	2,401
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Net cash flows from operating activities decreased, mainly due to the payments in connection with the Respironics economic loss settlement in the US and working capital outflows, partly offset by the Respironics insurance proceeds.
•Net capital expenditures were higher in 2024 as cash proceeds from the sale of real estate were favorably impacting 2023 results.
•Other cash flows from investing activities in 2024 mainly includes proceeds from divested businesses. The cash outflows in 2023 were mainly a result of a cash payment with respect to foreign exchange derivative contracts.
•Treasury shares transactions includes share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021, and completed on April 12, 2024, and share repurchases for long-term incentive plans, as well as related withholding tax.
•Changes in debt mainly included the new bond issuance of EUR 700 million, which was offset by a bond redemption of EUR 547 million and other debt repayments.
•Other cash flow items reflects foreign currency impact on the cash balance.

Composition of net debt to group equity in millions of EUR unless otherwise stated

	December 31, 2023	December 31, 2024
Long-term debt	7,035	7,113
Short-term debt	654	526
Total debt	7,689	7,639
Cash and cash equivalents	1,869	2,401
Net debt	5,820	5,238
Shareholders’ equity	12,028	12,006
Non-controlling interests	33	37
Group equity	12,061	12,043
Net debt : group equity ratio¹	33:67	30:70
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•The net debt to group equity ratio decreased, mainly due to the increase in cash and cash equivalents in 2024.

Quarterly Report 2024 - Q4	10

Full-year highlights
Performance per segment

Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated

	January to December
	2023	2024
Sales	8,825	8,790
Sales growth
Nominal sales growth	6%	0%
Comparable sales growth¹	11%	1%
Income from operations	721	592
as a % of sales	8.2%	6.7%
EBITA¹	818	817
as a % of sales	9.3%	9.3%
Adjusted EBITA¹	1,028	1,018
as a % of sales	11.6%	11.6%
Adjusted EBITDA¹	1,241	1,219
as a % of sales	14.1%	13.9%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Comparable sales increased by 1% on the back of double-digit growth in 2023. Growth in Image Guided Therapy was partly offset by a decline in Precision Diagnosis.
•Comparable sales in Mature geographies showed mid-single-digit growth, mainly driven by North America. Growth geographies showed a low-single-digit decline, due to China, partly offset by an increase in other Growth geographies.
•Adjusted EBITA decreased to EUR 1,018 million and the margin was in line with last year.
•Restructuring, acquisition-related and other items amounted to EUR 202 million, compared with EUR 210 million in 2023. 2024 includes EUR 157 million in restructuring and acquisition charges and EUR 45 million related to quality actions.

Connected Care
Key data in millions of EUR unless otherwise stated

	January to December
	2023	2024
Sales	5,138	5,134
Sales growth
Nominal sales growth	(2%)	0%
Comparable sales growth¹	1%	2%
Income from operations	(1,199)	(466)
as a % of sales	(23.3%)	(9.1%)
EBITA¹	(1,020)	(324)
as a % of sales	(19.9%)	(6.3%)
Adjusted EBITA¹	369	494
as a % of sales	7.2%	9.6%
Adjusted EBITDA¹	623	747
as a % of sales	12.1%	14.5%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales increased by 2%, mainly driven by growth in Enterprise Informatics and Sleep & Respiratory Care, which was partially offset by a decline in Monitoring on the back of strong double-digit growth in 2023.
•Mature geographies showed low-single-digit growth, driven by double-digit growth in Western Europe and low-single-digit growth in North America. Comparable sales in Growth geographies declined due to China.
•Adjusted EBITA increased to EUR 494 million and the margin improved to 9.6%, driven by productivity measures and pricing actions.
•Restructuring, acquisition-related and other items were EUR 818 million, compared with EUR 1,390 million in 2023. 2024 includes EUR 984 million for the Respironics litigation provision, EUR 133 million Respironics field-action running costs, EUR 113 million Respironics consent decree charges, EUR 78 million related to quality actions, and EUR 53 million restructuring and acquisition-related charges, partly offset by EUR 538 million in insurance income related to the Respironics product liability claims.

Quarterly Report 2024 - Q4	11

Personal Health
Key data in millions of EUR unless otherwise stated

	January to December
	2023	2024
Sales	3,602	3,486
Sales growth
Nominal sales growth	(1%)	(3%)
Comparable sales growth¹	3%	(1%)
Income from operations	552	544
as a % of sales	15.3%	15.6%
EBITA¹	567	559
as a % of sales	15.7%	16.0%
Adjusted EBITA¹	597	584
as a % of sales	16.6%	16.7%
Adjusted EBITDA¹	698	679
as a % of sales	19.4%	19.5%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Comparable sales decreased by 1%, mainly due to a low-single-digit decline in Growth geographies due to China, which was partially offset by low-single-digit growth in Mature geographies.
•Adjusted EBITA was EUR 584 million and the margin increased to 16.7%, driven by operational improvements and productivity measures, largely offset by lower sales in China.
•Restructuring, acquisition-related and other items amounted to EUR 25 million, compared with EUR 31 million in 2023.

Other
Key data in millions of EUR unless otherwise stated

	January to December
	2023	2024
Sales	604	611
Income from operations	(190)	(142)
EBITA¹	(181)	(130)
Adjusted EBITA¹ of:	(73)	(18)
IP Royalties	309	328
Innovation	(143)	(104)
Central costs	(240)	(238)
Other	(1)	(5)
Adjusted EBITDA¹	283	337
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Sales increased by EUR 7 million, mainly driven by higher royalty income.
•Adjusted EBITA increased by EUR 55 million, mainly driven by higher royalty income and lower costs.
•Restructuring, acquisition-related and other items amounted to EUR 111 million, compared with EUR 108 million in 2023.

Quarterly Report 2024 - Q4	12

Forward-looking statements
and other information
Forward-looking statements
This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to: macro-economic and geopolitical changes, including protectionism measures such as announced and proposed tariffs and retaliatory trade measures in response thereto; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in health informatics and artificial intelligence in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2023. Reference is also made to section Risk management in the Philips semi-annual report 2024.
Third-party market share data
Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.
Market Abuse Regulation
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Use of non-IFRS information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2023.
Presentation
All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2023. Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.
Effective Q1 2024, Philips has revised the order intake policy to reflect the full contract value for software contracts that start generating revenue within an 18-month horizon, instead of only the next 18-months-to-revenue horizon. This change has been implemented to better align with the specific business model of our software businesses, simplify the order intake process, and better align with peers. Prior-period comparable order intake percentages have been restated accordingly. This revision has not resulted in any material changes to the order intake percentages for the periods presented.
Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in the second quarter of 2024 in connection with the 2023 share dividend.
*    Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Quarterly Report 2024 - Q4	13

Condensed consolidated statements of income
In millions of EUR unless otherwise stated*

	Q4		January to December
	2023	2024	2023	2024
Sales	5,062	5,044	18,169	18,021
Cost of sales	(3,263)	(3,081)	(10,721)	(10,248)
Gross margin	1,798	1,963	7,448	7,773
Selling expenses	(1,220)	(1,188)	(4,524)	(4,486)
General and administrative expenses	(143)	(137)	(608)	(582)
Research and development expenses	(449)	(472)	(1,890)	(1,747)
Impairment of goodwill	(8)		(8)
Other business income	50	36	112	590
Other business expenses	(6)	(4)	(645)	(1,019)
Income from operations	24	199	(115)	529
Financial income	17	32	63	105
Financial expenses	(109)	(107)	(376)	(387)
Investments in associates, net of income taxes	(26)	(9)	(98)	(124)
Income before taxes	(94)	115	(526)	123
Income tax (expense) benefit	132	(449)	73	(963)
Income from continuing operations	38	(333)	(454)	(840)
Discontinued operations, net of income taxes	-	-	(10)	142
Net income	38	(333)	(463)	(698)

Attribution of net income
Net income attributable to shareholders¹	39	(334)	(466)	(702)
Net income attributable to non-controlling interests	(1)	1	2	3
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q4		January to December
	2023	2024	2023	2024
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands)¹:
Basic	941,684	929,378	948,301	933,371
Diluted	958,161	929,378	948,301	933,371
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR)¹
Income from continuing operations	0.04	(0.36)	(0.48)	(0.90)
Income from discontinued operations	-	-	(0.01)	0.15
Net income	0.04	(0.36)	(0.49)	(0.75)
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR)¹
Income from continuing operations	0.04	(0.36)	(0.48)	(0.90)
Income from discontinued operations	-	-	(0.01)	0.15
Net income	0.04	(0.36)	(0.49)	(0.75)
1Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

*     Amounts may not add up due to rounding

Quarterly Report 2024 - Q4	14

Condensed consolidated statements of comprehensive income
in millions of EUR*

	January to December
	2023	2024
Net income for the period	(463)	(698)

Pensions and other post-employment plans:
Remeasurement, before tax	(26)	(18)
Income tax effect on remeasurements	3	12

Financial assets fair value through OCI:
Net current-period change, before tax	(20)	(21)
Income tax effect on net current-period change	3	9
Total of items that will not be reclassified to Income statement	(40)	(17)

Currency translation differences:
Net current-period change, before tax	(579)	768
Income tax effect on net current-period change	-	(8)
Reclassification adjustment for (gain) loss realized	(26)	(7)

Cash flow hedges:
Net current-period change, before tax	29	21
Income tax effect on net current-period change	(2)	3
Reclassification adjustment for (gain) loss realized	(19)	(29)
Total of items that are or may be reclassified to Income Statement	(597)	748

Other comprehensive income for the period	(637)	731

Total comprehensive income for the period	(1,100)	33

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	(1,101)	27
Non-controlling interests	1	6

*     Amounts may not add up due to rounding

Quarterly Report 2024 - Q4	15

Condensed consolidated balance sheets
in millions of EUR*

	December 31, 2023	December 31, 2024
Non-current assets:
Property, plant and equipment	2,483	2,452
Goodwill	9,876	10,383
Intangible assets excluding goodwill	3,190	2,982
Non-current receivables	193	208
Investments in associates	381	257
Other non-current financial assets	619	631
Non-current derivative financial assets	3	8
Deferred tax assets	2,627	1,916
Other non-current assets	93	118
Total non-current assets	19,466	18,955

Current assets:
Inventories	3,491	3,198
Other current financial assets	3	2
Other current assets	500	586
Current derivative financial assets	45	69
Income tax receivable	220	94
Current receivables	3,733	3,672
Assets classified as held for sale	79	-
Cash and cash equivalents	1,869	2,401
Total current assets	9,940	10,022
Total assets	29,406	28,976

Equity:
Shareholders’ equity	12,028	12,006
Common shares	183	188
Capital in excess of par value	5,827	6,654
Reserves	879	1,925
Other	5,139	3,239
Non-controlling interests	33	37
Group equity	12,061	12,043

Non-current liabilities:
Long-term debt	7,035	7,113
Non-current derivative financial liabilities	3	4
Long-term provisions	1,035	996
Deferred tax liabilities	71	81
Non-current contract liabilities	469	431
Non-current tax liabilities	390	119
Other non-current liabilities	54	45
Total non-current liabilities	9,058	8,787
Current liabilities:
Short-term debt	654	526
Current derivative financial liabilities	40	59
Income tax payable	83	71
Accounts payable	1,917	1,830
Accrued liabilities	1,887	1,630
Current contract liabilities	1,809	1,699
Short-term provisions	1,463	1,977
Dividend payable	11
Liabilities directly associated with assets held for sale	9	-
Other current liabilities	414	354
Total current liabilities	8,287	8,146
Total liabilities	17,345	16,933
Total liabilities and group equity	29,406	28,976

*     Amounts may not add up due to rounding

Quarterly Report 2024 - Q4	16

Condensed consolidated statements of cash flows
in millions of EUR*

	January to December
	2023	2024
Cash flows from operating activities:
Net income (loss)	(463)	(698)
Results of discontinued operations - net of income tax	10	(142)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	1,261	1,390
Impairment of goodwill	8	-
Share-based compensation	88	96
Net loss (gain) on sale of assets	(71)	(19)
Interest income	(46)	(81)
Interest expense on debt, borrowings and other liabilities	255	270
Investments in associates, net of income taxes	107	126
Income tax expense (benefit)	(71)	964
Decrease (increase) in working capital:	913	(355)
Decrease (increase) in receivables and other current assets	298	(1)
Decrease (increase) in inventories	257	230
Increase (decrease) in accounts payable, accrued and other current liabilities	358	(583)
Decrease (increase) in non-current receivables and other assets	(33)	(5)
Increase (decrease) in other liabilities	(38)	(51)
Increase (decrease) in provisions	422	316
Other items	129	101
Interest received	53	83
Interest paid	(250)	(261)
Dividends received from investments in associates	13	8
Income taxes paid	(152)	(173)
Net cash provided by (used for) operating activities	2,136	1,569
Cash flows from investing activities:
Net capital expenditures	(554)	(663)
Purchase of intangible assets	(96)	(118)
Expenditures on development assets	(203)	(241)
Capital expenditures on property, plant and equipment	(345)	(317)
Proceeds from sales of property, plant and equipment	90	13
Net proceeds from (cash used for) derivatives and current financial assets	(46)	38
Purchase of other non-current financial assets	(92)	(123)
Proceeds from other non-current financial assets	48	57
Purchase of businesses, net of cash acquired	(73)	(8)
Net proceeds from sale of interests in businesses, net of cash disposed of	80	126
Net cash provided by (used for) investing activities	(636)	(573)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	29	(30)
Principal payments on short-term portion of long-term debt	(754)	(763)
Proceeds from issuance of long-term debt	544	710
Purchase of treasury shares	(662)	(411)
Dividends paid to shareholders of Koninklijke Philips N.V.	(2)	(1)
Dividends paid to shareholders of non-controlling interests	(3)	(2)
Net cash provided by (used for) financing activities	(848)	(496)
Net cash provided by (used for) continuing operations	652	500
Net cash provided by (used for) discontinued operations	123	(13)
Net cash provided by (used for) continuing and discontinued operations	776	487
Effect of change in exchange rates on cash and cash equivalents	(79)	45
Cash and cash equivalents at the beginning of the period	1,172	1,869
Cash and cash equivalents at the end of the period	1,869	2,401
*     Amounts may not add up due to rounding

Quarterly Report 2024 - Q4	17

Condensed consolidated statements of
changes in equity
in millions of EUR*

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares at cost	Total shareholders’ equity	Non-controlling interests	Group equity
			reserves			other

Balance as of December 31, 2022	178	5,025	(376)	(2)	1,866	6,832	(275)	13,249	34	13,283
Total comprehensive income (loss)	-	-	(17)	8	(604)	(488)	-	(1,101)	1	(1,100)
Dividend distributed	8	741	-	-	-	(816)	-	(68)	(3)	(70)
Transfer of reserve for equity investments at FVTOCI to retained earnings	-	-	4	-	-	(4)	-	-	-	-
Re-issuance of treasury shares	-	(29)	-	-	-	(24)	54	-	-	-
Forward contracts	-	-	-	-	-	465	(608)	(143)	-	(143)
Cancellation of treasury shares	(3)	-	-	-	-	(563)	566	-	-	-
Share-based compensation plans	-	88	-	-	-	-	-	88	-	88
Income tax share-based compensation plans	-	2	-	-	-	-	-	2	-	2
Balance as of December 31, 2023	183	5,827	(390)	6	1,263	5,402	(262)	12,028	33	12,061
Total comprehensive income (loss)	-	-	(11)	(5)	751	(707)	-	27	6	33
Dividend distributed	6	762	-	-	-	(799)	-	(31)	(2)	(32)
Transfer of reserve for equity investments at FVTOCI to retained earnings	-	-	311	-	-	(313)	-	(2)	-	(2)
Purchase of treasury shares	-	-	-	-	-	-	(60)	(60)	-	(60)
Re-issuance of treasury shares	-	(36)	-	-	-	(18)	54	-	-	-
Forward contracts	-	-	-	-	-	251	(310)	(59)	-	(59)
Cancellation of treasury shares	(1)	-	-	-	-	(166)	167	-	-	-
Share-based compensation plans	-	96	-	-	-	-	-	96	-	96
Income tax share-based compensation plans	-	5	-	-	-	-	-	5	-	5
Balance as of December 31, 2024	188	6,654	(90)	1	2,014	3,650	(411)	12,006	37	12,043

*     Amounts may not add up due to rounding

Quarterly Report 2024 - Q4	18

Reconciliation of non-IFRS information
Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:
•Comparable sales growth
•Adjusted income from continuing operations attributable to shareholders
•Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
•EBITA
•Adjusted EBITA
•Adjusted EBITDA
•Free cash flow
•Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 13.5, Reconciliation of non-IFRS information, of the Annual Report 2023 and to the Forward-looking statements and other important information.
Comparable order intake is not a financial measure, but is presented when discussing the Philips Group’s performance. Effective Q1 2024, Philips has revised the order intake policy for the software business. Refer to Forward-looking statements and other important information.

Sales growth composition in %

	Q4 2024				January to December
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2024 versus 2023
Diagnosis & Treatment	(2.3%)	0.4%	1.3%	(0.6%)	(0.4%)	0.0%	1.7%	1.3%
Connected Care	5.4%	0.2%	1.2%	6.8%	(0.1%)	0.8%	1.3%	2.0%
Personal Health	(3.9%)	0.0%	2.1%	(1.9%)	(3.2%)	0.0%	2.5%	(0.7%)
Philips Group	(0.3%)	0.3%	1.4%	1.4%	(0.8%)	0.3%	1.7%	1.2%
Adjusted income from continuing operations attributable to shareholders1 in millions of EUR unless otherwise stated*

	Q4		January to December
	2023	2024	2023	2024
Net income	38	(333)	(463)	(698)
Discontinued operations, net of income taxes	-	-	10	(142)
Income from continuing operations	38	(333)	(454)	(840)
Income from continuing operations attributable to non-controlling interests	1	(1)	(2)	(3)
Income from continuing operations attributable to shareholders¹	39	(334)	(456)	(843)
Adjustments for:
Amortization and impairment of acquired intangible assets	74	193	290	392
Impairment of goodwill	8		8
Restructuring and acquisition-related charges	49	118	381	326
Other items:	498	168	1,358	830
Respironics litigation provision			575	984
Respironics insurance income				(538)
Respironics field-action running costs	52	26	224	133
Respironics consent decree charges	363	48	363	113
Investment re-measurement loss			23
Provision for a legal matter	31		31
Gain on divestment of business	(35)		(35)
Quality actions	100	92	175	123
Remaining items	(12)	1	2	16
Net finance expenses	4	7	18	23
Tax impact on adjusting items²	(293)	(123)	(450)	(370)
Tax effect of derecognition of US deferred tax asset	-	445		941
Adjusted income from continuing operations attributable to shareholders¹	381	474	1,148	1,300
Earnings per common share:
Income from continuing operations attributable to shareholders³ per common share (in EUR) - diluted	0.04	(0.36)	(0.48)	(0.90)
Adjusted income from continuing operations attributable to shareholders³ per common share (in EUR) - diluted	0.40	0.51	1.21	1.39
1Shareholders refers to shareholders of Koninklijke Philips N.V.
2Includes deferred tax assets derecognized in the line below.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.
*     Amounts may not add up due to rounding

Quarterly Report 2024 - Q4	19

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2024
Net income	(333)
Discontinued operations, net of income taxes	-
Income tax expense (benefit)	449
Investments in associates, net of income taxes	9
Financial expenses	107
Financial income	(32)
Income from operations	199	3	58	176	(38)
Amortization and impairment of acquired intangible assets	193	156	30	4	4
EBITA	393	159	88	180	(34)
Restructuring and acquisition-related charges	118	97	(1)	5	17
Other items:	168	39	127	-	2
Respironics field-action running costs	26		26
Respironics consent decree charges	48		48
Quality actions	92	39	53
Remaining items	1		(1)	—	2
Adjusted EBITA	679	295	214	185	(15)
Depreciation, amortization and impairment of fixed assets and other intangible assets	268	90	70	28	81
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(43)	(36)	(8)	(2)	3
Adjusted EBITDA	905	349	276	211	69

January to December 2024
Net income	(698)
Discontinued operations, net of income taxes	(142)
Income tax expense (benefit)	963
Investments in associates, net of income taxes	124
Financial expenses	387
Financial income	(105)
Income from operations	529	592	(466)	544	(142)
Amortization and impairment of acquired intangible assets	392	225	141	15	12
EBITA	921	817	(324)	559	(130)
Restructuring and acquisition-related charges	326	157	53	25	92
Other items:	830	45	765	-	20
Respironics litigation provision	984		984
Respironics insurance income	(538)		(538)
Respironics field-action running costs	133		133		-
Respironics consent decree charges	113		113
Quality actions	123	45	78
Remaining items	16		(4)	—	20
Adjusted EBITA	2,077	1,018	494	584	(18)
Depreciation, amortization and impairment of fixed assets and other intangible assets	998	240	262	102	394
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(93)	(39)	(8)	(7)	(39)
Adjusted EBITDA	2,982	1,219	747	679	337

Quarterly Report 2024 - Q4	20

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q4 2023
Net income	38
Discontinued operations, net of income taxes	-
Income tax expense (benefit)	(132)
Investments in associates, net of income taxes	26
Financial expenses	109
Financial income	(17)
Income from operations	24	134	(332)	208	13
Amortization and impairment of acquired intangible assets	74	24	45	4	2
Impairment of goodwill	8	8	-
EBITA	106	166	(287)	211	15
Restructuring and acquisition-related charges	49	15	37	2	(4)
Other items:	498	81	453		(36)
Respironics consent decree charges	363		363
Respironics field-action running costs	52		52
Quality actions	100	81	19
Provision for a legal matter	31		31
Gain on divestment of business	(35)				(35)
Remaining items	(12)	-	(11)		(1)
Adjusted EBITA	653	262	203	213	(25)
Depreciation, amortization and impairment of fixed assets and other intangible assets	253	50	82	30	92
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(11)	-	(10)		(1)
Adjusted EBITDA	896	311	275	243	67

January to December 2023
Net income	(463)
Discontinued operations, net of income taxes	10
Income tax expense (benefit)	(73)
Investments in associates, net of income taxes	98
Financial expenses	376
Financial income	(63)
Income from operations	(115)	721	(1,199)	552	(190)
Amortization and impairment of acquired intangible assets	290	89	178	14	9
Impairment of goodwill	8	8	-	-	-
EBITA	183	818	(1,020)	567	(181)
Restructuring and acquisition-related charges	381	118	115	9	140
Other items:	1,358	92	1,275	22	(32)
Respironics litigation provision	575		575
Respironics consent decree charges	363		363
Respironics field-action running costs	224		224
Quality actions	175	81	94
Provision for a legal matter	31		31
Investment re-measurement loss	23			23
Gain on divestment of business	(35)				(35)
Remaining items	2	11	(12)	(1)	3
Adjusted EBITA	1,921	1,028	369	597	(73)
Depreciation, amortization and impairment of fixed assets and other intangible assets	971	217	267	101	385
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(47)	(4)	(14)	-	(30)
Adjusted EBITDA	2,845	1,241	623	698	283

Composition of free cash flow in millions of EUR

	Q4		January to December
	2023	2024	2023	2024
Net cash flows from operating activities	1,310	1,459	2,136	1,569
Net capital expenditures	(182)	(174)	(554)	(663)
Purchase of intangible assets	(20)	(25)	(96)	(118)
Expenditures on development assets	(50)	(64)	(203)	(241)
Capital expenditures on property, plant and equipment	(105)	(83)	(345)	(317)
Proceeds from sales of property, plant and equipment	(7)	(2)	90	13
Free cash flow	1,128	1,285	1,582	906

Quarterly Report 2024 - Q4	21

Philips statistics
Quarterly statistics in millions of EUR unless otherwise stated

	2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,167	4,470	4,471	5,062	4,138	4,462	4,377	5,044
Nominal sales growth	6%	7%	4%	(7%)	(1%)	0%	(2%)	0%
Comparable sales growth¹	6%	9%	11%	(1%)	2%	2%	0%	1%
Comparable order intake² ³	(5%)	(8%)	(7%)	(4%)	(4%)	9%	(2%)	2%
Gross margin	1,755	1,961	1,933	1,798	1,815	1,989	2,006	1,963
as a % of sales	42%	44%	43%	36%	44%	45%	46%	39%
Selling expenses	(1,079)	(1,112)	(1,114)	(1,220)	(1,096)	(1,127)	(1,075)	(1,188)
as a % of sales	(26%)	(25%)	(25%)	(24%)	(26%)	(25%)	(25%)	(24%)
G&A expenses	(158)	(157)	(150)	(143)	(136)	(158)	(151)	(137)
as a % of sales	(4%)	(4%)	(3%)	(3%)	(3%)	(4%)	(3%)	(3%)
R&D expenses	(528)	(468)	(445)	(449)	(419)	(424)	(433)	(472)
as a % of sales	(13%)	(10%)	(10%)	(9%)	(10%)	(9%)	(10%)	(9%)
Income from operations	(583)	221	224	24	(824)	816	337	199
as a % of sales	(14%)	5%	5%	0%	(20%)	18%	8%	4%
Net income	(665)	74	90	38	(998)	452	181	(333)
Income from continuing operations attributable to shareholders⁴ per common share (in EUR) - diluted	(0.70)	0.07	0.10	0.04	(1.07)	0.33	0.19	(0.36)
Adjusted income from continuing operations attributable to shareholders⁴ per common share (in EUR) - diluted¹	0.20	0.27	0.32	0.40	0.25	0.30	0.32	0.51
EBITA¹	(510)	292	294	106	(751)	876	404	393
as a % of sales	(12.2%)	6.5%	6.6%	2.1%	(18.1%)	19.6%	9.2%	7.8%
Adjusted EBITA¹	359	453	456	653	388	495	516	679
as a % of sales	8.6%	10.1%	10.2%	12.9%	9.4%	11.1%	11.8%	13.5%
Adjusted EBITDA¹	575	681	692	896	609	733	735	905
as a % of sales	13.8%	15.2%	15.5%	17.7%	14.7%	16.4%	16.8%	17.9%
At the end of period:
Number of common shares outstanding (after deduction of treasury shares) in thousands	881,539	920,085	915,987	906,403	904,257	934,117	931,986	925,009
Shareholders’ equity per common share in EUR	13.99	13.18	13.84	13.27	12.56	12.72	12.27	12.98
Net debt : group equity ratio¹	36:64	37:63	36:64	33:67	36:64	35:65	36:64	30:70
Total employees	73,712	71,519	70,741	69,656	69,062	68,701	69,282	67,823
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information.
3Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 13.6, Other Key Performance indicators, of the Annual Report 2023.
4Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

Quarterly Report 2024 - Q4	22

Year-to-date statistics in millions of EUR unless otherwise stated

	2023				2024
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,167	8,636	13,107	18,169	4,138	8,600	12,977	18,021
Nominal sales growth	6%	7%	6%	2%	(1%)	0%	(1%)	(1%)
Comparable sales growth¹	6%	8%	9%	6%	2%	2%	1%	1%
Comparable order intake² ³	(5%)	(7%)	(7%)	(6%)	(4%)	3%	1%	1%
Gross margin	1,755	3,717	5,650	7,448	1,815	3,804	5,810	7,773
as a % of sales	42%	43%	43%	41%	44%	44%	45%	43%
Selling expenses	(1,079)	(2,191)	(3,304)	(4,524)	(1,096)	(2,223)	(3,298)	(4,486)
as a % of sales	(26%)	(25%)	(25%)	(25%)	(26%)	(26%)	(25%)	(25%)
G&A expenses	(158)	(315)	(465)	(608)	(136)	(294)	(445)	(582)
as a % of sales	(4%)	(4%)	(4%)	(3%)	(3%)	(3%)	(3%)	(3%)
R&D expenses	(528)	(996)	(1,441)	(1,890)	(419)	(843)	(1,275)	(1,747)
as a % of sales	(13%)	(12%)	(11%)	(10%)	(10%)	(10%)	(10%)	(10%)
Income from operations	(583)	(362)	(139)	(115)	(824)	(8)	329	529
as a % of sales	(14%)	(4%)	(1%)	(1%)	(20%)	0%	3%	3%
Net income	(665)	(591)	(501)	(463)	(998)	(546)	(365)	(698)
Income from continuing operations attributable to shareholders⁴ per common share (in EUR) - diluted	(0.70)	(0.62)	(0.52)	(0.48)	(1.07)	(0.74)	(0.54)	(0.90)
Adjusted income from continuing operations attributable to shareholders⁴ per common share (in EUR) - diluted¹	0.20	0.48	0.81	1.21	0.25	0.56	0.88	1.39
EBITA¹	(510)	(217)	77	183	(751)	125	528	921
as a % of sales	(12.2%)	(2.5%)	0.6%	1.0%	(18.1%)	1.5%	4.1%	5.1%
Adjusted EBITA¹	359	812	1,268	1,921	388	882	1,399	2,077
as a % of sales	8.6%	9.4%	9.7%	10.6%	9.4%	10.3%	10.8%	11.5%
Adjusted EBITDA¹	575	1,256	1,949	2,845	609	1,342	2,077	2,982
as a % of sales	13.8%	14.5%	14.9%	15.7%	14.7%	15.6%	16.0%	16.5%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information.
3Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 13.6, Other Key Performance indicators, of the Annual Report 2023.
4Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend with respect to 2023.

Quarterly Report 2024 - Q4	23

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